Exhibit 99.1

Q3-2009

Third Quarter Report

September 30, 2009

(unaudited)

Consolidated Balance Sheets

Consolidated Statements of Operations, Comprehensive Income / (Loss) and Deficit

Consolidated Statements of Cash Flows

The accompanying consolidated financial statements for the nine months ended September 30, 2009 and 2008 have not been reviewed by the Company’s auditors, KPMG LLP. These financial statements are the responsibility of management and have been reviewed and approved by the Company’s Audit Committee.

1 / 16

FORBES MEDI-TECH INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian dollars)

(unaudited)

	September 30 2009	December 31 2008
ASSETS
Current Assets
Cash and cash equivalents	$1,197,109	$1,376,575
Accounts receivable	885,093	1,446,561
Inventories	3,110,379	5,992,748
Prepaid expenses and deposits	171,010	241,784
	5,363,591	9,057,668

Long-term Assets
Capital assets	110,690	139,843
Other assets	24,308	18,376

	$5,498,589	$9,215,887

LIABILITIES and SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$462,865	$2,598,488
Income tax liability	1,803	6,838
Convertible debenture (Note 7)	―	2,856,272
Current portion of tenure allowance payable	65,000	65,000
	529,668	5,526,598
Long-term liabilities
Tenure allowance	943,381	1,005,029
	1,473,049	6,531,627

Equity component of subsidiary’s convertible debenture	―	398,615

Shareholders’ equity
Share capital (Note 8(b))	$2,720,992	$2,720,992
Contributed surplus (Note 8(c))	10,042,877	10,026,964
Deficit	(8,738,329)	(10,462,311)
	4,025,540	2,285,645

	$5,498,589	$9,215,887

See accompanying notes to the consolidated financial statements.

Approved on Behalf of the Board:

“Nitin Kaushal”	“Joe Dunne ”
Director – Nitin Kaushal	Director – Joe Dunne

2 / 16

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME / (LOSS) AND DEFICIT

(Expressed in Canadian dollars)

(unaudited)

	Three months ended		Nine months ended
	Sept. 30 2009	Sept. 30 2008	Sept. 30 2009	Sept. 30 2008

REVENUES
Sales	$1,278,726	$1,923,111	$3,019,622	$6,643,581
Licensing	―	4,097	2,168	4,097
Phytosterol revenues	1,278,726	1,927,208	3,021,790	6,647,678
Cost of sales	(1,173,589)	(1,513,077)	(2,431,579)	(5,374,741)
Inventory and purchase commitment allowances (Note 5)	(389,000)	(182,000)	509,000	(64,000)
	(283,863)	232,131	1,099,211	1,208,937

EXPENSES
General and administrative	762,460	1,132,181	2,434,007	4,081,701
Nutraceutical research, development and support	133,385	237,114	563,763	1,054,529
Marketing, sales and product development	123,024	275,824	482,595	1,217,315
Foreign exchange loss / (gain)	73,359	27,519	88,235	(226,066)
Depreciation and amortization	8,677	13,955	29,153	63,356
	1,100,905	1,686,593	3,597,753	6,190,835
Loss from continuing operations	$(1,384,768)	$(1,454,462)	$(2,498,542)	$(4,981,898)

OTHER INCOME	$(1,384,768)	$(1,454,462)	$(2,498,542)	$(4,981,898)
Gain on dilution of interest in subsidiary (Note 2)	―	―	4,147,975	―
Interest and other	29,119	38,456	100,331	132,950
	29,119	38,456	4,248,306	132,950
Net (loss) / income from continuing operations before taxes	$(1,355,649)	$(1,416,006)	$1,749,764	$(4,848,948)
Income tax expense	(22,878)	(13,907)	(25,782)	(24,611)
Net (loss) / income from continuing operations	(1,378,527)	(1,429,913)	1,723,982	(4,873,559)

Income / (loss) from discontinued operations	―	784,681	―	(457,726)
Net (loss) / income and comprehensive (loss) / income	(1,378,527)	(645,232)	1,723,982	(5,331,285)

Deficit, beginning of period	(7,359,802)	(7,495,865)	(10,462,311)	(101,269,812)
Reduction of deficit and stated share capital	―	―	―	98,460,000

Deficit, end of period	$(8,738,329)	$(8,141,097)	$(8,738,329)	$(8,141,097)
Weighted average number of common shares outstanding	4,969,813	4,885,662	4,969,813	4,829,749

Basic and diluted (loss) / income per share from continuing operations	$(0.28)	$(0.29)	$0.35	$(1.01)

Basic and diluted income / (loss) per share from discontinued operations	―	$0.16	―	$(0.09)

Basic and diluted (loss) / income per share	$(0.28)	$(0.13)	$0.35	$(1.10)

See accompanying notes to the consolidated financial statements.

3 / 16

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian dollars)

(unaudited)

	Three months ended		Nine months ended
	Sept. 30 2009	Sept. 30 2008	Sept. 30 2009	Sept. 30 2008

OPERATIONS
Net (loss) / income for the period	$(1,378,527)	$(645,232)	$1,723,982	$(5,331,285)
Adjustments for:
Depreciation and amortization	8,677	13,955	29,153	74,389
Stock-based compensation expense	―	103,419	15,913	138,083
Loss on write down of capital assets	―	―	―	65,115
Loss on disposal of capital assets	―	1,145	―	3,272
Accretion of interest	―	96,865	103,728	150,492
Gain on dilution of interest in subsidiary	―	―	(4,147,975)	―
Gain on disposal of discontinued operations	―	(767,603)	―	(767,603)
	(1,369,850)	(1,197,451)	(2,275,199)	(5,667,537)
Net change in non-cash operating items (Note 12)	1,374,936	(1,303)	1,306,373	(875,121)
Net cash generated by / (used in) operations	5,086	(1,198,754)	(968,826)	(6,542,658)

INVESTMENTS
Proceeds on disposal of short-term investments	―	―	789,360	―
Acquisition of capital assets	―	(1,927)	―	(9,240)
Proceeds on disposal of capital assets	―	―	―	3,125
Net proceeds on disposal of discontinued operations	―	1,016,966	―	1,016,966
	―	1,015,039	789,360	1,010,851
FINANCING
Debenture	―	―	―	2,960,000
	―	―	―	2,960,000

Increase/(decrease) in cash and cash equivalents	5,086	(183,715)	(179,466)	(2,571,807)
Cash and cash equivalents, beginning of period	1,192,023	2,845,951	1,376,575	5,234,043
Cash and cash equivalents, end of period	$1,197,109	$2,662,236	$1,197,109	$2,662,236

		Three months ended				Nine months ended
		Sept. 30 2009		Sept. 30 2008		Sept. 30 2009	Sept. 30 2008

Supplementary cash flow information:
Interest paid - continuing operations	$	―	$	―	$	―	$1
Income taxes paid		29,743		38,008		31,330	38,008

See accompanying notes to the consolidated financial statements.

4 / 16

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2009

(Expressed in Canadian dollars)

(unaudited)

1)

BASIS OF PRESENTATION AND GOING CONCERN:

These unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial information, do not include all disclosures required for annual financial statements and accordingly should be read in conjunction with the Company’s audited financial statements and notes presented for the year ended December 31, 2008 filed on SEDAR at www.sedar.com.

In the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated results of operations, comprehensive loss and consolidated cash flows at September 30, 2009, and for all periods presented, have been made.  The results of operations for the nine months ended September 30, 2009, are not necessarily indicative of the results for the full year ending December 31, 2009.

Management is of the view that the Company’s capital resources will be sufficient to finance operations through the first quarter of 2010.  This view is based on a number of factors and assumptions and includes the assumption that the Company’s expenditures will not exceed those currently planned, and that its revenues will meet or exceed its expectations.

The Company's future operations are completely dependent upon its ability to complete a strategic transaction such as a merger, acquisition, sale of business or other suitable transaction, and/or secure additional funds.  The market for any of these activities for companies such as ours has always been challenging. The Company believes that current economic conditions and uncertainties have provided, and will continue to provide, additional challenges.  If the Company cannot complete one or more of these activities in advance of the end of the first quarter of 2010, the Company will have to consider winding up, dissolution or liquidation of the Company.

These unaudited consolidated interim financial statements have been prepared on the basis that the Company will be able to continue as a going concern, which assumes the realization of assets and liquidation of liabilities in the normal course of business and is dependant on the Company’s ability to achieve the assumptions stated above respecting sufficiency of its capital resources.

These financial statements do not reflect adjustments to the carrying values of assets and liabilities that would be necessary if the Company was unable to continue as a going concern and such adjustments could be material.

Basis of consolidation

These unaudited consolidated interim financial statements include the assets, liabilities and operating results of the Company, its wholly-owned subsidiaries, and its 51% venture interest in Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”).  The Company accounts for its interest in Forbes-Fayrefield using the proportionate consolidation method.  Material intercompany balances and transactions have been eliminated in these consolidated financial statements.

5 / 16

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2009

(Expressed in Canadian dollars)

(unaudited)

2)

PLAN OF ARRANGEMENT AND REORGANIZATION:

On February 14, 2008 at a Special General Meeting, the Company’s securityholders, being the shareholders, optionholders and warrantholders, approved three resolutions in respect of a corporate reorganization. The resolutions passed at the Special General Meeting included a 'Reduction in Stated Capital', a 'Name Change' and the 'Plan of Arrangement' (the "Arrangement").  On February 27, 2008, the closing of the Arrangement, the shareholders of Forbes Medi-Tech Inc., (“Old Forbes”) exchanged eight of their existing common shares for one common share of 0813361 BC Ltd. ("New Forbes"), a company incorporated under the British Columbia Business Corporations Act; holders of options and warrants of Old Forbes became entitled to receive, on exercise of the options or warrants, one common share of New Forbes for each eight common shares of Old Forbes.   As a result of the exchange of shares referred to above, Old Forbes became a wholly owned subsidiary of New Forbes; shareholders, optionholders and warrantholders became shareholders, optionholders and warrantholders of New Forbes; Old Forbes changed its name from "Forbes Medi-Tech Inc." to "Forbes Medi-Tech Operations Inc." and New Forbes changed its name from "0813361 B.C. Ltd." to "Forbes Medi-Tech Inc.".  Subsequently Old Forbes changed its name to “3887685 Canada Inc.” and then to Deans Knight Income Corporation (“Deans Knight”).

On March 20, 2008, the Company announced that as part of its continuing reorganization plan, the Company entered into an agreement with a private investor (the "Investor") to reorganize Old Forbes.  As announced on May 12, 2008, the first phase of this reorganization transaction was completed when the Investor made an investment of $2,960,000 by way of a convertible debenture of Old Forbes.  All of the assets, liabilities and operations of Old Forbes, including the proceeds from the issue of the convertible debenture, were transferred to New Forbes.  The debenture was convertible into 35% of the voting common shares and all of the non-voting common shares of Old Forbes, representing 79% of the issued and outstanding common shares of Old Forbes at the time of completion of the first phase of the transaction.

In first quarter of 2009, the Company’s old subsidiary, Old Forbes retained GMP Securities L.P. and a syndicate of agents in connection with an offering of its Voting Common Shares to the public (the "Offering").   Old Forbes changed its name to Deans Knight Income Corporation (“Deans Knight”). On March 9, 2009, Deans Knight filed a final prospectus relating to the Offering of these securities.  On March 18, 2009, the Offering was completed with Deans Knight issuing 10,036,890 Voting Common Shares at a price of $10 per share for gross proceeds of $100,368,900.  As a requirement of the closing of the Offering, the holder of the Convertible Debenture issued by Old Forbes, exercised the conversion feature of the Convertible Debenture.

On March 18, 2009, as a result of the completion of the Offering and the conversion of the Convertible Debenture, the Company’s ownership in Deans Knight was diluted from 100% to approximately 1%. This loss of control resulted in a dilution gain of $4,147,975.  The dilution gain is comprised of a gain on the conversion of convertible debenture of $2,960,000, gain on dilution of interest in Old Forbes resulting from the Offering of $789,360, and a gain on the derecognition of the equity component of subsidiary’s convertible debenture in the amount of $398,615.  In the second quarter of 2009, the Company disposed of its short-term investment in Deans Knight Income Corporation for proceeds of $789,360.

6 / 16

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2009

(Expressed in Canadian dollars)

(unaudited)

2)

PLAN OF ARRANGEMENT AND REORGANIZATION (continued):

Also, as a result of the completion of the above noted transactions, approximately $48,523,600 of non-capital losses, $34,398,700 of scientific research and experimental development expenditures and $7,096,900 of unclaimed federal investment tax credits attributable to Old Forbes are no longer available to the Company.

These unaudited consolidated interim financial statements give effect to the reorganization under the Arrangement as a reorganization under common control and a continuity of interests in Old Forbes. These unaudited consolidated interim financial statements reflect the pre-reorganization historical results of Old Forbes with the exception of basic and diluted loss per share amounts, descriptions and amounts of all common stock, stock options and warrants and their corresponding exercise prices where applicable; which have been recast, on a retroactive basis, to reflect the one for eight common share exchange effected by the Arrangement.

3)

SIGNIFICANT ACCOUNTING POLICIES:

These unaudited consolidated interim financial statements are prepared following accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended December 31, 2008.  There were no changes in accounting policies as at September 30, 2009.

4)

INVENTORIES:

	September 30 2009	December 31 2008

Raw materials	$489,750	$2,332,049
Finished goods	3,782,629	3,907,699

	4,272,379	6,239,748
Valuation allowances	(1,162,000)	(247,000)
	$3,110,379	$5,992,748

During the nine months ended September 30, 2009, changes in raw materials and finished goods recognized as cost of sales amounted to $2,431,579 (September 30, 2008 - $5,374,471).  During the nine months ended September 30, 2009, valuation allowances to write down inventories to net realizable value amounted to $915,000 (September 30, 2008 - $167,000).

7 / 16

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2009

(Expressed in Canadian dollars)

(unaudited)

5)

INVENTORY AND PURCHASE COMMITMENT ALLOWANCES:

	Three months ended		Nine months ended
	Sept. 30 2009	Sept. 30 2008	Sept. 30 2009	Sept. 30 2008

Purchase commitment allowance(i)	$-	$(44,000)	$1,424,000	$103,000
Inventory allowance(ii)	(389,000)	(138,000)	(915,000)	(167,000)
	$(389,000)	$(182,000)	$509,000	$(64,000)

(i) The Company records allowances for losses relating to future year purchase commitments on inventory. In the second quarter of 2009, the Company renegotiated a supply agreement which eliminated future losses on certain purchase commitments for inventory. The provision for losses on future purchase commitment of $1,424,000 included in Accounts payable and accrued liabilities, at December 31, 2008 and March 31, 2009, was reversed in the quarter ended June 30, 2009.  As at September 30, 2009 the provision for losses on future inventory purchase commitments was $nil.

(ii) The Company regularly reviews inventory quantities on hand and records an estimated provision for excess inventory based primarily on its historical sales and expectations for future use. To the extent the Company has excess inventory, it recognizes a reserve for such excess inventories based on the expected realizable value of inventory (see Inventories - note 4).

6)

JOINT VENTURE:

In June 2006 the Company entered into an Agreement with Fayrefield Foods Ltd. (“Fayrefield”) to establish a 51-49 venture, Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”), to broaden the distribution of finished products containing the Company’s proprietary ingredients. These Reducol™ containing products are sold directly to retail customers in the European Union, excluding certain retailers in the United Kingdom and Ireland.

Forbes-Fayrefield has arranged a € 50,000 line of credit to support the operations.  Security for the line of credit is currently by way of a debenture registered over all of the assets of Forbes-Fayrefield. No guarantees have currently been provided by Forbes Medi-Tech Inc., or by Fayrefield.

Condensed balance sheets, statement of operations and cash flow reflecting the Company’s proportionate interests in the operations of Forbes-Fayrefield:

Balance Sheet	September 30 2009	December 31 2008
Assets
Current assets	$230,636	$205,362
Office equipment	2,387	3,781

	$233,023	$209,143
Liabilities
Accounts payable and accrued liabilities	$71,054	$87,822

Equity	$161,969	$121,321

8 / 16

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2009

(Expressed in Canadian dollars)

(unaudited)

6)

JOINT VENTURE (continued):

Statement of Operations	Three months ended		Nine months ended
	Sept. 30 2009	Sept. 30 2008	Sept. 30 2009	Sept. 30 2008

Revenue	$102,264	$123,283	$317,085	$611,815
Cost of sales	71,224	102,267	246,328	550,318
Expenses	3,496	18,142	30,109	29,505

Net earnings	$27,544	$2,874	$40,648	$31,992

Statement of Cash Flow	Three months ended		Nine months ended
	Sept. 30 2009	Sept. 30 2008	Sept. 30 2009	Sept. 30 2008

Operating activities	$25,582	$7,795	$16,870	$37,697
Financing activities	―	―	―	―
Investing activities	―	―	―	―

Increase in cash flow	$25,582	$7,795	$16,870	$37,697

7)

CONVERTIBLE DEBENTURE:

The convertible debenture was issued May 9, 2008 by 3887685 Canada Inc. (“Old Forbes”), a former wholly owned subsidiary of the Company, and was convertible or callable for one year to May 9, 2009.  The convertible debenture was convertible into 35% of the voting common shares and all of the non-voting common shares of Old Forbes, representing 79% of the issued and outstanding common shares of Old Forbes.

For accounting purposes, this convertible debenture was considered to have both a debt and equity component. As the convertible debenture was convertible into shares of a subsidiary company, the equity component of $398,615 was recorded as equity component of subsidiary’s convertible debenture and relates to the fair value of the call option and to the embedded conversion feature at the date of issuance of the debenture.   The fair value of the liability component was calculated as the present value of the debenture’s issue price discounted at the Company’s estimated incremental borrowing rate of 15% for the period from May 9, 2008 for the expected remaining life of the debenture.  The fair value of the equity component was calculated as the issue price of the debenture less the fair value of the liability component.  The carrying value of the liability portion was being accreted to its redemption value of $2,960,000, over a period from the date of issuance to its estimated conversion date of March 31, 2009, or until conversion of the convertible debenture into common shares of Old Forbes.  Interest accretion of $103,728 was charged to the statement of operations as interest expense for the quarter ended March 31, 2009.

9 / 16

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2009

(Expressed in Canadian dollars)

(unaudited)

7)

CONVERTIBLE DEBENTURE (continued):

On March 18, 2009, as a condition of the completion of the Offering the holder of the Convertible Debenture exercised the conversion feature of the debenture and 54,147 voting common shares and 345,671 of non-voting common shares of Old Forbes were issued.   As a result of the conversion, the Company’s ownership in the former subsidiary, Old Forbes, was diluted from 100% to approximately 21% (see Plan of Arrangement and Reorganization - note 2).

8)

SHARE CAPITAL:

As explained in note 2, descriptions and amounts of all common stock, stock options and warrants and their corresponding exercise prices where applicable and the basic and diluted loss per share amounts have been recast, on a retroactive basis, to reflect the one for eight common share exchange effected by the Arrangement.

(a)

Authorized, issued and allotted:

Authorized share capital of the Company consists of an unlimited number of common shares with no par value and unlimited number of preferred shares with no par value.

(b)

Common shares issued and allotted:

	Share Capital		Contributed Surplus
	Number of Common Shares	Amount	Amount

Balance, December 31, 2008	4,969,813	$2,720,992	$8,152,755

Employee stock-based compensation expense	―	―	15,816
Non-employee stock-based compensation expense	―	―	6

Balance, March 31, 2009	4,969,813	$2,720,992	$8,168,577

Employee stock-based compensation expense	―	―	91

Balance, June 30, 2009 and September 30, 2009	4,969,813	$2,720,992	$8,168,668

10 / 16

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2009

(Expressed in Canadian dollars)

(unaudited)

8)

SHARE CAPITAL (continued):

(c)

Contributed surplus comprises:

	September 30 2009	December 31 2008

Surplus relating to stock compensation, warrants and options associated with common shares (Note 8 (b))	$8,168,668	$8,152,755
Surplus relating to warrants associated with the Series B Convertible Preferred Shares	1,874,209	1,874,209
Total contributed surplus	$10,042,877	$10,026,964

(d)

Stock options and stock option plan:

Under the 2007 Stock Option Plan, the Company may grant options to its employees, officers, directors, and consultants (optionees) for up to 10 % of the outstanding common shares of the Company. At September 30, 2009, the Company could grant options for up to 496,981 common shares.

Stock options outstanding as at September 30, 2009:

	Options outstanding			Options exercisable
Range of exercise rices	Number outstanding at September 30, 2009	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at September 30, 2009	Weighted average exercise price

<$1.00	215,000	3.88	$ 0.73	215,000	$ 0.73
$4.24 - $7.68	7,900	2.50	$ 6.54	7,900	$ 6.54
$8.00	258,515	2.45	$ 8.00	258,515	$ 8.00

	481,415	3.09	$ 4.73	481,415	$ 4.73

11 / 16

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2009

(Expressed in Canadian dollars)

(unaudited)

8)

SHARE CAPITAL (continued):

(d)

Stock options and stock option plan (continued):

A summary of the non-vested stock options as at and changes for the three months ended September 30, 2009 are as follows:

	Options outstanding				Non-vested options
		Weighted	Weighted			Weighted
		average	average	Aggregate		average
		exercise	years to	intrinsic		grant date
	Shares	price	expiration	value	Shares	fair value

Outstanding, beginning of year	426,715	$5.41	3.69		8,909	$3.29
Granted	70,000	0.20	4.25		70,000	0.13
Forfeited	(15,300)	3.02	3.43		-	-
Vested					(78,809)	0.51

Outstanding at September 30, 2009	481,415	4.73	3.09	$10,306	0

Options exercisable	481,415	$4.73	3.09	$10,306	N/A	N/A

The above noted stock options expire at various dates from January 17, 2012 to December 31, 2012.

The aggregate intrinsic value represents the pre-tax intrinsic value, based on the Company’s closing stock price on September 30, 2009 of US$0.33 ($0.35 in Canadian Dollars based on the September 30, 2009 exchange rate) on the Nasdaq Stock Market, which would have been received by option holders had they exercised their options at that date.  The total fair value of stock options that vested during the nine months ended September 30, 2009 was $40,207.  The weighted average grant-date “fair values” of stock options granted during the nine months ended September 30, 2009 was $0.13.  No options were exercised in the three and nine months ended September 30, 2009.

(e)

Share purchase warrants:

As part of the November 2005 Private Placement, 227,265 warrants were issued.  Each warrant entitles the holder to purchase one common share of the Company at US$16.48, subject to adjustment, for five years from the date of closing.  The warrants may be exercised on a cashless basis at the option of the holder.  The Company also issued 31,818 brokers’ warrants, which have the same terms as the warrants issued to the investors.  A balance of 227,265 warrants and 31,818 brokers’ warrants remain outstanding as at September 30, 2009 and expire on October 26, 2010.  No warrants were exercised in the nine-month period ended September 30, 2009.

12 / 16

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2009

(Expressed in Canadian dollars)

(unaudited)

8)

SHARE CAPITAL (continued):

(f)

Stock based compensation:

Stock-based compensation recorded for the three and nine month periods ended September 30, 2009 and 2008 is summarized below:

		Three months ended		Nine months ended
		Sept. 30 2009	Sept. 30 2008	Sept.30 2009	Sept.30 2008

Employee stock-based compensation	$	―	$101,365	$15,907	$136,402
Non-employee stock-based compensation		―	2,054	6	1,681
Total stock-based compensation	$	―	$103,419	$15,913	$138,083

For the three and nine month periods ended September 30, 2009 and 2008 this compensation expense was allocated to nutraceutical research, development and support expenses, general and administrative expenses, and marketing, sales and product development expenses on the same basis as for the allocations of cash compensation as summarized below:

		Three months ended		Nine months ended
		Sept. 30 2009	Sept. 30 2008	Sept. 30 2009	Sept. 30 2008

General and administrative	$	―	$69,174	$11,470	$82,557
Nutraceutical research , development and support		―	13,435	1,827	27,371
Marketing, sales and product development		―	20,810	2,616	28,155
	$	―	$103,419	$15,913	$138,083

At September 30, 2009 there is no balance of unamortized stock based compensation expense.

The fair value of each employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions

	Three months ended		Nine months ended
	Sept. 30 2009	Sept. 30 2008	Sept. 30 2009	Sept. 30 2008
Risk-free interest rate	n/a	2.9%	1.1%	2.9%
Expected dividend yield	n/a	0%	0%	0%
Expected life (years)	n/a	2	2	2
Expected volatility	n/a	114%	133%	114%
Weighted average grant date fair value per option	n/a	$0.57	$0.13	$0.57

The fair value of each non-employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions

	Three months ended		Nine months ended
	Sept. 30 2009	Sept. 30 2008	Sept. 30 2009
Sept. 30
2008

Risk-free interest rate	n/a	3.1%	n/a
3.1%

Expected dividend yield	n/a	0%	n/a
0%

Expected life (years)	n/a	4.8	n/a
4.8

Expected volatility	n/a	96%	n/a
96%

Weighted average grant date fair value per option	n/a	$0.71	n/a
$0.71

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FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2009

(Expressed in Canadian dollars)

(unaudited)

9)

CAPITAL RISK MANAGEMENT:

The Company's objectives when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.  The Company includes equity, comprised of issued common shares, contributed surplus, warrants and deficit, in the definition of capital. The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to finance its operations through the first quarter of 2010 and complete a strategic transaction, such as a  merger, acquisition, sale of business or other suitable transaction so that it can continue to maintain ongoing operations.  Management is attempting to seek available alternatives, including a strategic transaction under which the Company might acquire sustainable assets or business operations.  To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of debt, equity and warrants or by securing strategic partners.  The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the nine months ended September 30, 2009.

As at September 30, 2009 total managed capital shareholders’ equity was $4,025,540.

10)

FINANCIAL RISK MANAGEMENT:

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including currency risk, credit risk and interest rate risk) and liquidity risk.  The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out by the finance department under policies approved by the Board of Directors. This department identifies and evaluates financial risks in close cooperation with management.  The finance department is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

(a)

Market risk:

(i) Currency risk:

The Company operates internationally and is exposed to foreign exchange risk from various currencies, primarily U.S. dollars.  Foreign exchange risk arises from purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies.  The Company's main objective in managing its foreign exchange risk is to maintain U.S. cash on hand to support U.S. forecasted cash flows.  To achieve this objective the Company monitors forecasted cash flows in foreign currencies and attempts to mitigate the risk by modifying the nature of cash and cash equivalents held.

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FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2009

(Expressed in Canadian dollars)

(unaudited)

10)

FINANCIAL RISK MANAGEMENT (continued):

(a)

Market risk (continued):

(ii) Credit risk:

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.  The maximum exposure to credit risk of the Company at period end is the carrying value of its cash and cash equivalents and accounts receivable.  The Company manages credit risk by maintaining bank accounts with Schedule I banks.  The Company's cash is not subject to any external restrictions.

 (iii) Interest rate risk:

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  Financial assets with variable interest rates expose the Company to cash flow interest rate risk.  The Company's cash and cash equivalents include bank accounts that earn interest at market rates.  The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis.  The Company's policy limits the investing of excess funds to interest earning bank accounts, liquid government Treasury Bills or Bankers Acceptance.  Fluctuations in market rates of interest do not have a significant impact on the Company's results of operations due to the short term to maturity of the investments held.

(b)

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.  Senior management is also actively involved in the review and approval of planned expenditures.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at September 30, 2009:

	Less than 3 months		3 - 6 months		6-12 months		Greater than 1 year

Accounts payable and accrued liabilities	$462,865	$	―	$	―	$	―
Tenure allowance	16,250		16,250		32,500		1,462,500
	$479,115		$16,250		$32,500		$1,462,500

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FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2009

(Expressed in Canadian dollars)

(unaudited)

11)

SEGMENTED DISCLOSURES:

The Company has operated in a single business segment developing, selling and licensing nutraceutical products derived from phytosterols.  Revenues consist almost entirely of sales of nutraceutical products and related license revenues.

During the nine months ended September 30, 2009, the majority of the Company’s revenue was generated from four customers.

12)

 NET CHANGE IN NON-CASH OPERATING ITEMS:

	Three months ended		Nine months ended
	Sept. 30 2008	Sept. 30 2008	Sept. 30 2009	Sept. 30 2008
Accounts receivable	$(11,959)	$710,478	$561,468	$(216,434)
Inventories	1,437,653	108,705	2,882,369	91,747
Prepaid expenses and deposits	64,781	133,329	65,611	144,892
Accounts payable and accrued liabilities	(107,845)	(906,201)	(2,135,622)	(843,417)
Current income tax liability	(7,641)	(26,856)	(5,035)	(15,163)
Decrease / (increase) in life insurance cash surrender value	3,510	(810)	5,163	(36,514)
(Decrease) / increase in tenure allowance	(4,548)	(21,194)	(61,647)	125
Other	985	1,246	(5,934)	(357)
	$1,374,936	$(1,303)	$1,306,373	$(875,121)

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